June 24, 2005

Mail Stop 4561

Glade M. Knight
President and Principal Executive Officer
Apple REIT Six, Inc.
814 East Main Street
Richmond, VA 23219

	Re:	Apple REIT Six, Inc.
		Post-Effective Amendment No. 4 on Form S-11
		Filed June 14, 2005
		File No. 333-112169

Dear Mr. Knight:

   This is to advise you that we limited our review of the above registration statement to the following comment:
1. Please amend your filing to include the audited financial statements pursuant to Rule 3-14 of Regulation S-X for the properties acquired since March, 2005. Refer to Item 20.D. of Guide 5.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by he Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance.

   Please contact Charito A. Mittelman, Staff Attorney, at 202-
551-
3402, or me at 202-551-3411 with any questions.

						Sincerely,



						Peggy Kim
						Senior Counsel

cc:	Martin B. Richards (via facsimile)



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Glade M. Knight
Apple REIT Six, Inc.
June 24, 2005
Page 1